Filed by Dawson Geophysical Company.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dawson Geophysical Company

Commission File No. 001-34404

NEWS RELEASE

Dawson Geophysical Company

508 W. Wall, Suite 800

Midland, TX 79701

Company contacts:

Stephen C. Jumper, CEO and President

Christina W. Hagan, Chief Financial Officer

(800) 332-9766

www.dawson3d.com

DAWSON GEOPHYSICAL REPORTS

FISCAL FOURTH QUARTER AND YEAR-END RESULTS 2014

MIDLAND, Texas, November 12, 2014/PR Newswire/ — Dawson Geophysical Company (NASDAQ: DWSN) today reported fourth quarter and year-end results for fiscal 2014.

Fourth Quarter

The Company reported revenues of $62,570,000 for the quarter-ended September 30, 2014, the Company’s fourth quarter of fiscal 2014, compared to $69,673,000 for the same quarter of fiscal 2013. The Company reported a net loss for the fourth quarter of fiscal 2014 of $3,882,000, or $0.49 per share attributable to common stock, compared to a net loss of $2,790,000, or $0.35 per share attributable to common stock, in the same quarter of fiscal 2013. EBITDA for the fourth quarter of fiscal 2014 was $3,748,000 compared to $6,635,000 in the same quarter of fiscal 2013. Fourth quarter fiscal 2014 EBITDA increased from $1,466,000 in the third quarter of fiscal 2014. Included in the fourth quarter fiscal 2014 results is approximately $950,000 of transaction costs related to the recently announced proposed business combination with TGC Industries, Inc. (“TGC”).

During most of the fourth quarter of fiscal 2014, the Company operated ten seismic data acquisition crews. Operations on several of the crews during the fourth quarter of fiscal 2014 were negatively impacted late in the quarter by weather issues in certain regions of the country, short delays on several projects and long crew moves on two projects. The Company had limited microseismic activity and no Canadian operations in the fourth quarter of fiscal 2014. Revenues for the fourth quarter of fiscal 2014 were reduced from the fourth quarter of fiscal 2013 primarily as the result of decreased utilization of the Company’s data acquisition crews, unusually high early completion revenue incentives recognized in the fourth fiscal quarter of 2013 and a continued reduction in third-party reimbursable expenses.

Year-end

For the fiscal year ended September 30, 2014, the Company reported revenues of $261,683,000 compared to $305,299,000 for the prior fiscal year. Net loss for fiscal 2014 was $12,620,000, or $1.59 per share attributable to common stock, compared to net income of $10,480,000, or $1.31 per share attributable to common stock, for fiscal 2013.  EBITDA for fiscal 2014 was $22,730,000 compared to $57,262,000 in fiscal 2013.

Revenues for fiscal 2014 were lower than fiscal 2013 primarily due to reduced utilization of the Company’s crews and softer demand for services across North America. In addition, net income and EBITDA were negatively impacted by the difficult Canadian season in the first half of fiscal 2014.

Capital expenditures for fiscal 2014 were $34,073,000 compared to $50,069,000 in fiscal 2013. The expenditures for fiscal 2014 included 9,000 three-component Geospace GSX3 units and maintenance capital items. Capital expenditures for fiscal 2015 are anticipated to be only at maintenance levels. The Company’s balance sheet remains strong with $49,753,000 of cash and short-term investments, $73,777,000 of working capital and $11,685,000 of debt at September 30, 2014.

Stephen Jumper, President, Chief Executive and Chairman of the Company said, “Fiscal 2014 was a difficult year for the worldwide geophysical industry and our company. Demand for services softened from 2012/2013 levels. The reduced demand levels from the 2012/2013 period, combined with project delays, negatively impacted utilization rates in fiscal 2014.”

Jumper continued, “Despite these challenges, current demand for services at Dawson Geophysical remains relatively steady, albeit below 2012/2013 levels, as our order book is sufficient to sustain nine to ten crews throughout the remainder of calendar 2014 and into the first quarter of calendar 2015 contingent upon project readiness. We have seen a slight improvement in utilization rates in the fourth quarter of calendar 2014 compared to the third quarter of calendar 2014 and anticipate current demand levels in the market going into early calendar 2015.”

Consistent with the Company’s previously announced quarterly dividend policy, on November 10, 2014 the Company’s Board of Directors approved the payment on December 8, 2014 of an $0.08 per share quarterly cash dividend to Company shareholders of record at the close of business on November 24, 2014 (the “record date”). The quarterly dividend represents an aggregate distribution of approximately $645,000 based on the outstanding number of shares of Common Stock as of the declaration date, or approximately $2,580,000 on an annualized basis.

As previously announced, on October 9, 2014 the Company entered into an agreement relating to a strategic business combination with TGC Industries, Inc. (NASDAQ: TGE). The transaction is anticipated to close in the first calendar quarter of 2015, subject to approval by holders of two-thirds of the outstanding shares of both TGC and Dawson, as well as certain other closing conditions and regulatory approvals. Upon consummation of the transaction, current Dawson and TGC shareholders will own approximately 66% and 34% of the combined company, respectively. Details of the transaction are described in the Company’s October 9, 2014 press release and conference call which can be found on the Company’s website, www.dawson3d.com.

“This is an exciting time for our company as we join forces with TGC to combine our complimentary resources” Jumper continued. “We believe the combination of Dawson and TGC will result in shared platforms of people, services and equipment that will better serve our valued clients, shareholders and employees. The combination should allow us to improve our ability to meet the demand for higher resolution images cost effectively in a shorter cycle time. Collectively, we anticipate that our resources will further position us to increase utilization rates, reduce costs and provide avenues of growth for the combined company.”

Jumper concluded, “Many of the client-driven delays experienced during the previous four quarters have been resolved leading to improved utilization rates. Increased visibility from our clients is further helping us to right-size our crew count and improve efficiencies. We believe seismic technology, combined with our internal processes, helps our clients’ high-grade drilling locations, often resulting in reduced development costs. Dawson and the anticipated Dawson/TGC combined company are well positioned with a strong balance sheet, personnel, and equipment to react to market conditions quickly. Recent inquiries give us reason to anticipate current activity levels into early calendar 2015.”

Conference Call Information

Dawson will host a conference call to review its fiscal year-end and fourth quarter 2014 financial results on November 12, 2014, at 9 a.m. CST. Participants can access the call at (877) 300-8521 (US), (855) 669-9657 (Canada), or (412) 317-6026 (International). To access the live audio webcast or the subsequent archived recording, visit the Dawson website at www.dawson3d.com. Callers can access the telephone replay through November 15, 2014 by dialing (877) 870-5176 (US) and (858) 384-5517 (International). The passcode is 10055897. The Webcast will be recorded and available for replay on Dawson’s website until December 12, 2014.

About Dawson

Dawson Geophysical Company is a leading provider of U.S. onshore seismic data acquisition services in the lower 48 states of the United States. Founded in 1952, Dawson acquires and processes 2-D, 3-D and multi-component seismic data solely for its clients, ranging from major oil and gas companies to independent oil and gas operators, as well as providers of multi-client data libraries.

Non-GAAP Financial Measures

This press release contains information about the Company’s EBITDA, a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. The Company defines EBITDA as net income (loss) plus interest expense, interest income, income taxes, depreciation and amortization expense. The Company uses EBITDA as a supplemental financial measure to assess:

•                  the financial performance of its assets without regard to financing methods, capital structures, taxes or historical cost basis;

•                  its liquidity and operating performance over time in relation to other companies that own similar assets and that the Company believes calculate EBITDA in a similar manner; and

•                  the ability of the Company’s assets to generate cash sufficient for the Company to pay potential interest costs.

The Company also understands that such data are used by investors to assess the Company’s performance. However, the term EBITDA is not defined under generally accepted accounting principles, and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with generally accepted accounting principles. When assessing the Company’s operating performance or liquidity, investors and others should not consider this data in isolation or as a substitute for net income (loss), cash flow from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles. In addition, the Company’s EBITDA may not be comparable to EBITDA or similar titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as the Company. Further, the results presented by EBITDA cannot be achieved without incurring the costs that the measure excludes: interest, taxes, depreciation and amortization. A reconciliation of the Company’s EBITDA to its net (loss) income and its net cash (used) provided by operating activities is presented in the table following the text of this press release.

Safe Harbor Provisions

In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Dawson Geophysical Company cautions that statements in this press release which are forward-looking and which provide other than historical information involve risks and uncertainties that may materially affect the Company’s actual results of operations. These risks include but are not limited to, the volatility of oil and natural gas prices, disruptions in the global economy, dependence upon energy industry spending, limited number of customers, credit risk related to our customers, cancellations of service contracts, high fixed costs of operations, weather interruptions, inability to obtain land access rights of way, industry competition, managing growth, the availability of capital resources, operational disruptions, the possibility that the business combination with TGC Industries, Inc. does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the risk that the benefits from the business combination may not be fully realized or may take longer to realize than expected, the ability to promptly and effectively integrate the businesses of the Company and TGC, the reaction of the companies’ customers, employees and counterparties to the transaction and the diversion of management time on transaction-related issues.  A discussion of these and other factors, including risks and uncertainties, is set forth in the Company’s Form 10-K for the fiscal year-ended September 30, 2013 and the Company’s subsequent quarterly and periodic filings with the Securities and Exchange Commission (“SEC”). Dawson Geophysical Company disclaims any intention or obligation to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Shareholders

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The transactions contemplated by the pending business combination transaction, including, with respect to the Company, the proposed merger between the Company and Riptide Acquisition Corp. and, with respect to TGC, the proposed issuance of TGC common stock in the transaction, will, as applicable, be submitted to the shareholders of the Company and TGC for their consideration. TGC will file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement of the Company and TGC that also constitutes a prospectus of TGC. The Company and TGC will mail the joint proxy statement/prospectus to their respective shareholders. The Company and TGC also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND TGC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about the Company and TGC, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. The Company will make available free of charge at www.dawson3d.com (in the “Investor Relations” section) copies of materials it files with, or furnishes to, the SEC, or investors and shareholders may contact the Company at (432) 684-3000 to receive copies of documents that the Company files with or furnishes to the SEC.

Participants in the Merger Solicitation

The Company and certain of its directors and officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and TGC in connection with the proposed transaction. Information about the directors and officers of the

Company is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on December 18, 2013, as well as subsequent periodic reports filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

DAWSON GEOPHYSICAL COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	Three Months Ended September 30,		Twelve Months Ended September,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)

Operating revenues	$62,570,000	$69,673,000	$261,683,000	$305,299,000
Operating costs:
Operating expenses	54,529,000	59,740,000	223,336,000	234,660,000
General and administrative	4,710,000	3,214,000	16,083,000	13,364,000
Depreciation	9,862,000	9,182,000	40,168,000	37,095,000
	69,101,000	72,136,000	279,587,000	285,119,000

(Loss) income from operations	(6,531,000)	(2,463,000)	(17,904,000)	20,180,000
Other income (expense):
Interest income	19,000	14,000	73,000	63,000
Interest expense	(106,000)	(136,000)	(535,000)	(660,000)
Other income (expense)	417,000	(84,000)	466,000	(13,000)
(Loss) income before income tax	(6,201,000)	(2,669,000)	(17,900,000)	19,570,000

Income tax benefit (expense):
Current	(195,000)	117,000	(787,000)	(817,000)
Deferred	2,514,000	(238,000)	6,067,000	(8,273,000)
	2,319,000	(121,000)	5,280,000	(9,090,000)

Net (loss) income	$(3,882,000)	$(2,790,000)	$(12,620,000)	$10,480,000

Other comprehensive (loss) income:
Net unrealized loss on foreign exchange rate translation, net of tax	$(152,000)	$—	$(217,000)	$—

Comprehensive (loss) income	$(4,034,000)	$(2,790,000)	$(12,837,000)	$10,480,000

Basic (loss) income per share attributable to common stock	$(0.49)	$(0.35)	$(1.59)	$1.31

Diluted (loss) income per share attributable to common stock	$(0.49)	$(0.35)	$(1.59)	$1.31

Cash dividend declared per share of common stock	$0.08	$—	$0.24	$—

Weighted average equivalent common shares outstanding	7,961,244	7,933,903	7,959,452	7,879,614

Weighted average equivalent common shares outstanding -assuming dilution	7,961,244	7,933,903	7,959,452	7,920,365

DAWSON GEOPHYSICAL COMPANY

CONSOLIDATED BALANCE SHEETS

	September 30,	September 30,
	2014	2013
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$22,753,000	$52,405,000
Short-term investments	27,000,000	23,500,000
Accounts receivable, net of allowance for doubtful accounts of $250,000 at September 30, 2014 and September 30, 2013	39,995,000	37,488,000
Prepaid expenses and other assets	2,420,000	737,000
Current deferred tax asset	5,977,000	1,664,000

Total current assets	98,145,000	115,794,000

Property, plant and equipment	337,922,000	325,464,000
Less accumulated depreciation	(173,428,000)	(152,231,000)

Net property, plant and equipment	164,494,000	173,233,000

Total assets	$262,639,000	$289,027,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,720,000	$15,880,000
Accrued liabilities:
Payroll costs and other taxes	1,998,000	1,850,000
Other	4,097,000	6,154,000
Deferred revenue	801,000	3,438,000
Current maturities of notes payable and obligations under capital leases	6,752,000	9,258,000

Total current liabilities	24,368,000	36,580,000

Long-term liabilities:
Notes payable and obligations under capital leases less current maturities	4,933,000	3,697,000
Deferred tax liability	33,808,000	35,690,000

Total long-term liabilities	38,741,000	39,387,000

Commitments and contingencies

Stockholders’ equity:
Preferred stock-par value $1.00 per share; 5,000,000 shares authorized, none outstanding	—	—
Common stock-par value $.33 1/3 per share; 50,000,000 shares authorized, 8,065,233 and 8,056,943 shares issued and outstanding at September 30, 2014 and September 30, 2013, respectively	2,688,000	2,686,000
Additional paid-in capital	96,086,000	94,846,000
Retained earnings	100,973,000	115,528,000
Other comprehensive loss, net of tax	(217,000)	—

Total stockholders’ equity	199,530,000	213,060,000

Total liabilities and stockholders’ equity	$262,639,000	$289,027,000

Reconciliation of EBITDA to Net (Loss) Income

	Three Months Ended		Twelve Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(in thousands)		(in thousands)
Net (loss) income	$(3,882)	$(2,790)	$(12,620)	$10,480
Depreciation	9,862	9,182	40,168	37,095
Interest expense (income), net	87	122	462	597
Income tax (benefit) expense	(2,319)	121	(5,280)	9,090
EBITDA	$3,748	$6,635	$22,730	$57,262

Reconciliation of EBITDA to Net Cash (Used) Provided by Operating Activities

	Three Months Ended		Twelve Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(in thousands)		(in thousands)
Net cash (used) provided by operating activities	$(447)	$20,986	$10,446	$70,579
Changes in working capital and other items	4,324	(13,972)	13,507	(11,457)
Noncash adjustments to income	(129)	(379)	(1,223)	(1,860)
EBITDA	$3,748	$6,635	$22,730	$57,262